SEC MAIL PROCESSING
RECEIVED
NOV 25 2011
DC 189 SEC

SECUR 11023549 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue, 21st Floor
(No. and Street)

Montreal (City) QC (State) H3B 4G7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
André Zanga 514-871-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600 de la Gauchetière Street West, Suite 1900 (Address) Montreal, (City) QC (State) H3B 4L8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Bantey

* Member of the Bar of the Province of Québec (No. 188388-7) and ex officio Commissioner of Oaths

Raymond Chabot Grant Thornton

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

In planning and performing our audit of the financial statements of Casgrain & Company (USA) Limited (the Company), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance in internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Québec, Canada
November 17, 2011

Raymond Chabot Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Casgrain & Company (USA) Limited and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Casgrain & Company (USA) Limited's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Casgrain & Company (USA) Limited's management is responsible for Casgrain & Company (USA) Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences and;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Québec, Canada
November 16, 2011

[1] Chartered accountant auditor permit no. 20750

Casgrain & Company (USA) Limited

SECURITIES INVESTOR PROTECTION CORPORATION SUPPLEMENTAL REPORT
ASSESSMENTS AND PAYMENTS

September 30, 2011 (in U.S. $)

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	**$ 513,143**
General Assessments at .0025	**$ 1,283**
Less: Payments Remitted	
Payment remitted with Form SIPC-6 – April 25, 2011	(1,153)
Payment remitted with Form SIPC-7 – November 14, 2011	(130)
Balance due	**$ -**

Casgrain & Company (USA) Limited

Financial Statements
September 30, 2011
(Confidential)

Independent Auditor's Report	2 and 3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 to 18
Schedules I, II and III	19 to 21

Raymond Chabot
Grant Thornton

Independent Auditor's Report

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Québec, Canada
November 17, 2011

---

[1] Chartered accountant auditor permit no. 20750

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2011 (in U.S.$)

ASSETS		
Cash	$	126,797
Securities purchased under agreements to resell		3,701,231
Receivable from broker-dealers		11,759
Income taxes receivable		303,054
Other assets		13,592
Total assets	$	4,156,433
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses and other liabilities	$	86,453
Total liabilities		86,453
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		25,000
Retained earnings		4,044,980
Total stockholder's equity		4,069,980
Total liabilities and stockholder's equity	$	4,156,433

The accompanying notes are an integral part of these financial statements.

On behalf of the Board,

.... Director

.... Director

Casgrain & Company (USA) Limited
Statement of Income

Year ended September 30, 2011 (in U.S.$)

Revenues		
Principal transactions and commissions	$	470,086
Foreign currency translation loss		(84,626)
Interest		43,057
Net revenues		428,517
Operating expenses		
Management fees		64,612
Compensation and benefits		55,313
Professional services		28,074
Clearing		16,598
Capital tax		15,183
Regulatory		10,448
Other expenses		7,531
Total operating expenses		197,759
Income before income taxes		230,758
Income taxes		54,352
Net income	$	176,406

The accompanying notes are an integral part of these financial statements.

Casgrain & Company (USA) Limited
Statement of Changes in Stockholder's Equity

Year ended September 30, 2011 (in U.S.$)

Common stock		
Balance, beginning and end of year	$	25,000
Retained earnings		
Balance, beginning of year		3,868,574
Net income		176,406
Balance, end of year		4,044,980
Total stockholder's equity	$	4,069,980

The accompanying notes are an integral part of these financial statements.

Casgrain & Company (USA) Limited
Statement of Cash Flows

Year ended September 30, 2011 (in U.S.$)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	176,406
Changes in operating assets and liabilities:		
Securities purchased under agreements to resell		496,032
Receivable from broker-dealers		(7,206)
Income taxes receivable		(303,054)
Other assets		(6,643)
Accrued expenses and other liabilities		(7,969)
Income taxes payable		(303,361)
Cash flows from operating activities and net increase in cash		44,205
Cash, beginning of year		82,592
Cash, end of year	$	126,797
Supplemental disclosures		
Cash paid for :		
Income taxes	$	695,442
Interest	$	157

The accompanying notes are an integral part of these financial statements.

Casgrain & Company (USA) Limited
Notes to Financial Statements

September 30, 2011 (in U.S.$)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial government and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt and equity securities. These activities are conducted on behalf of the Company's clients and for its own account. The Company's clients, which are strictly comprised of financial institutions and other broker-dealers, are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions and revenues and expenses related thereto are recorded in the financial statements on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Boards ("FASB"), Accounting Standards Codification ("codification"), Fair Value Measurements and Disclosures. Changes in fair value (i.e. unrealized gains and losses) and realized gains and losses are reflected in principal transactions and commissions in the statement of income.

Interest revenues and expenses related to financial instruments used for trading and interest revenue and expense amounts based on management's assessment of the cost to finance trading positions are integral components of trading activities and are reflected in the statement of income in principal transactions and commissions. In assessing the profitability of its trading activities, the Company aggregates net interest and principal transactions revenues.

Derivatives

Derivative financial instruments utilized by the Company are strictly comprised of U.S. exchange-traded contracts such as futures and options and are recorded at fair value. Realized and unrealized gains and losses on these derivatives are recognized currently in the statement of income as principal transactions and commissions.

Futures contracts with positive or negative fair value are recorded as receivable from and payable to broker-dealers, as appropriate; options with a positive fair value are classified as financial instruments owned and options with a negative fair value are classified as financial instruments sold, but not yet purchased.

When the requirement of FASB Codification guideline, Offsetting of Amounts Related to Certain Contracts, is met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangements.

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with FASB Codification, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

Casgrain & Company (USA) Limited
Notes to Financial Statements

September 30, 2011 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities financing transactions

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and bank loans in order to finance Company inventory positions and to obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings transactions except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending securities activities are transacted under master netting agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in a currency other than the functional are translated into U.S. dollars at the year-end rates of exchange. Revenues and expenses are translated at the exchange rates in effect at the dates of the transactions. Gains and losses resulting from foreign currency translation are recorded in the statement of income.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not. The effect of a tax rate change on deferred tax liabilities and deferred tax assets is recognized in net income in the period such change is enacted.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

New accounting development

Improving disclosures about fair value measurements:

In January 2010, the FASB issued an accounting update, Improving Disclosures about Fair Value Measurements. This accounting update provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements became effective at the beginning of the year, while other disclosure requirements are effective on October 1, 2011.

The adoption of these additional disclosures will not have an impact on the Company's financial statements.

Guidance on effective control in repurchase agreements:

In April 2011, the FASB issued new accounting guidance, which eliminates the requirement for entities to consider whether the transferor has the ability to repurchase the financial assets in a repurchase agreement. This requirement was one of the criteria that entities used to determine whether the transferor maintained effective control. The new effective guidance will be effective beginning October 1, 2012. The adoption of this new guidance will not have an impact on the Company's financial statements.

Casgrain & Company (USA) Limited
Notes to Financial Statements

September 30, 2011 (in U.S.$)

3 - FAIR VALUE

Fair value measurements

FASB Codification, Fair value measurements and its guidelines, define fair value, establish a framework for measuring fair value, outline a fair value hierarchy based on inputs used to measured fair value and enhance disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under FASB Codification prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted price in active markets for identical assets or liabilities which the Company has the ability to access.

Level 2: Quoted prices in markets that are not considered to be active or model inputs that are observable for the assets or liabilities, either directly or indirectly.

Level 3: Price or valuation techniques which require inputs that are both unobservable and significant to the overall fair value measurement for the asset or liability. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy, the hierarchy level is based on the lowest level input that is significant to the fair value measurement in its entirety.

Certain of the FASB guidance, Fair Value Measurements and Disclosures-Measuring Liabilities at Fair Value, became effective at the beginning of the year. The guidance provided for new disclosures requirements and clarification of existing disclosures about Fair value measurements since these amendments related only to additional disclosures. The adoption did not have an impact on the Company's financial statements.

Fair value options

FASB Codification, The Fair Value Option for Financial Assets and Financial Liabilities permits the Company to measure certain financial assets or liabilities at fair value which are otherwise not accounted for as fair value under other accounting standards. As of September 30, 2011, the Company did not take advantage of the fair value option.

Casgrain & Company (USA) Limited
Notes to Financial Statements

September 30, 2011 (in U.S.$)

4 - RECEIVABLE FROM BROKER-DEALERS

As at September 30, 2011, receivable from broker-dealers consisted solely of net receivable arising from unsettled regular-way transactions.

5 - FOREIGN CURRENCY TRANSLATION LOSS

The foreign currency translation loss is primarily a result of the following combined factors: a) the Company's usage of the U.S. dollar as the functional currency; b) the Company was holding significant net monetary assets denominated in Canadian dollars throughout the year and c) the weakening of the Canadian dollar relative to the U.S. dollar during the current period.

6 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Income tax expense differ from that computed by using the Canadian statutory income tax rates for the reason shown below:

Canada income taxes at statutory rate	$	66,408
Tax exempt income		(20,596)
Exchange translation items		15,965
Others		(7,425)
	$	54,352

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of start-up costs and clearing entrance fees not currently deductible.

7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial statements for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2011, the Company had deposit securities having a market value of $52,454 to satisfy margin deposits requirements.

Derivative financial instruments

The Company executed all its exchange-traded contracts through a commodity futures correspondent broker who is a member of the exchanges where these contracts are traded. The rules of these exchanges require that margins in cash or securities be deposited with the clearing house where these contracts settle in order to guarantee their execution in the event the contract counterparty is unable to meet its contractual obligations. As at September 30, 2011, the Company had no margins deposit with its commodity futures correspondent broker.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

8 - FINANCIAL INSTRUMENTS

Fair value of financial instruments

Financial instruments owned, financial instruments sold, but not yet purchased and derivative financial instruments are carried at fair value, which is defined in Note 3. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

Risk management and trading activities

The Company's trading activities consist in trading debt securities of Canadian governments (federal, provincial, municipal and public sector entities) and of the U.S. government, derivative financial instruments, as well as corporate debt and equity securities with clients. While trading is generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

- Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Equity price risk

  Equity price risk represents the risk that an equity price fluctuates due to unfavorable general movements in the level of the stock market or due to other instruments that derive their value from a particular equity security, a defined basket of equities or an equity index.

8 - FINANCIAL INSTRUMENTS (Continued)

Risk management and trading activities (Continued)

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company attempts to mitigate its exposure to market risk by entering into offsetting positions in other financial instruments, including derivative financial instruments, and by reviewing trading positions and limits.

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the date of the financial statements. In the case of resale and repurchase agreements as well as on and off-balance sheet securities borrowing and lending arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities borrowing and lending arrangements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations and a commodity futures correspondent broker. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

Casgrain & Company (USA) Limited
Notes to Financial Statements

September 30, 2011 (in U.S.$)

8 - FINANCIAL INSTRUMENTS (Continued)

Risk management and trading activities (Continued)

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect non-performance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

Derivatives financial instruments

The Company utilizes derivative financial instruments for trading purposes and to manage market risk. Market risk is substantially dependant on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

The Company manages the risk associated with derivatives financial instruments on an aggregate basis along with the risk associated with its proprietary trading positions as part of its risk management policy.

Notional principal amounts are not recorded on the statement of financial condition, but are rather utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional principal amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As at September 30, 2011, no position was held by the Company on derivative financial instruments.

9 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements and securities borrowed transactions. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

Casgrain & Company (USA) Limited
Notes to Financial Statements

September 30, 2011 (in U.S.$)

9 - COLLATERAL (Continued)

As at September 30, 2011, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $3,698,210 of which $52,454 was sold or repledged.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2011, the Company had net capital of $3,463,646 which was $3,213,646 in excess of its required net capital of $250,000.

11 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration. Charges for these services are included in the statement of income in management fees.

As at September 30, 2011, the Company had a receivable from the Parent of $1,982,864 relating to financial instruments transaction that has not reached their contractual settlement date. This amount is netted with other receivable and payable for unsettled regular-way trades and is reflected in receivable from broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $3,701,231 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2011 amount to $64,612 and are included in accrued expenses and other liabilities.

Casgrain & Company (USA) Limited
Computation of Net Capital Under Rule 15-c3-1 of the Securities and Exchange Commission

September 30, 2011 (in U.S.$)

NET CAPITAL		
Stockholder's equity and total capital	$	4,069,980
Deductions and/or charges		
Nonallowable assets		
Deferred tax assets		13,356
Income taxes receivable		303,054
Other assets		379
Reverse repurchase agreements deficit		3,233
Excess of insurance deductible		65,402
Total deductions and/or charges		385,424
Net capital before haircuts on securities positions (tentative net capital)		3,684,556
Haircuts on securities		
Foreign currency balance		220,910
Total haircuts on securities		220,910
Net capital		3,463,646
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
Minimum net capital required		250,000
Excess net capital	$	3,213,646

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Casgrain & Company (USA) Limited
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2011 (in U.S.$)

An exemption from SEC rule 15c3-3 is claimed based on the exemptive provisions (k)(2)(i).

Casgrain & Company (USA) Limited
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2011 (in U.S.$)

An exemption from SEC rule 15c3-3 is claimed based on the exemptive provisions (k)(2)(i).